LED Products

LED lighting is currently available in a wide variety of home and industrial products, and the list is growing every year. The rapid development of LED (light-emitting diode) technology leads to more products and improved manufacturing efficiency, which also results in lower prices. Below are some of the most common types of LED products.

Industrial and Commercial Lighting

The high efficiency and mono-directional structure of LEDs makes them ideal for many industrial uses. LEDs have largely replaced incandescent bulbs in traffic signals. They are also increasingly common in street lights, automobiles (interior and exterior), walkways, computer components, and signs and displays.



LED lighting is replacing incandescent bulbs in commercial buildings such as supermarkets where they reduce electricity use by up to 90%.

Kitchen Under-Cabinet Lighting

Because light-emitting diodes provide such strong lighting in one direction, they are ideal for lighting countertops for cooking and reading recipes. See the Solid-State Lighting Web site for a quality comparison of incandescents, CFLs, and LEDs used in under-cabinet lighting. The color can appear more cool or blue than is typically desirable in a kitchen, and there can be some excessive shadowing in some fixtures, so it is important to compare products to find the best fixture for your space.



You can find LEDs in recessed downlights and under-cabinet lighting fixtures for homes.
Credit: ©iStockphoto.com/Belsea

Recessed Downlights

Recessed downlights are commonly used in kitchens, hallways, and bathrooms in homes, and have largely replaced ordinary street lights. DOE estimates there are at least 500 million recessed downlights installed in US homes, and more than 20 million are sold each year. Both compact fluorescent (CFL) and LED technology can decrease downlight wattage by 75% or more. See the Solid-State Lighting Web site for a quality comparison of incandescents, CFLs, and LEDs used in downlighting.



Recessed downlight
Credit: ENERGY STAR®

Portable Desk and Task Lighting

The small size and directionality of LEDs make them well-suited to desk and task lighting. New LED portable lamps appear on the market frequently and performance varies widely. Be sure to evaluate products on an individual basis to check color quality, light output, and energy-efficiency before buying. See the Solid-State Lighting Web site for a quality comparison of halogen, CFL, and LED products used in portable task lighting.

Holiday Lights

Decorative light strings such as Christmas tree lights are among the most popular and most affordable LED consumer products on the market. Not only are the LED bulbs far brighter and less yellow in color than incandescent ones, but they save 90% or more in utility costs, operate at cooler temperatures, and have an operational life span of roughly 20,000 hours (enough to last for 40 holiday seasons). In addition, LED lights do not suddenly "burn out," which makes replacing dead bulbs in a string of lights unnecessary.

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U.S. DEPARTMENT OF ENERGY | Energy Efficiency & Renewable Energy

Advantages of LED Holiday Lights
LED holiday lights have many advantages over ordinary incandescent lights:



- Running LED holiday lights on one 6-foot tree for 12 hours per day for 40 days can save 90% or more energy when compared to traditional incandescent holiday lights:

Type of Light	Electricity Cost *
Standard C-7 (125 bulbs, 4 watts each)	$27.21
Mini incandescent lights (300 bulbs, 0.4 watts each)	$6.53
LED holiday lights (280 bulbs, 0.04 watts each)	$0.61

**Assumes an electricity price of 11.26 cents per kilowatt hour (U.S. Energy Information Administration Average Retail Price of Electricity to Ultimate Customers by End-Use Sector).*

- LED holiday lights last longer; they have an operational life span of roughly 20,000 hours, enough to last for 40 holiday seasons
- LED holiday lights are cooler than incandescent bulbs, reducing the risk of fire and personal injury
- LED holiday lights are more durable than incandescent bulbs, with lamps typically made out of solid plastic rather than glass
- Because they use less power, it is safer to connect multiple strings of LED holiday lamps end-to-end without overloading the wall socket.